EXHIBIT 99.1

Just Energy Announces Stay Extension and Adjournment of Motions for Meetings Order and Authorization Order

TORONTO, May 26, 2022 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (NEX:JE.H; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, announced today that the Ontario Superior Court of Justice (Commercial List) (the “Court”) has approved the extension of the stay period under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) to June 7, 2022.

The Company also announced today that the motions of Just Energy and certain of its affiliates (collectively, the “Just Energy Entities”) previously announced on May 13, 2022 for a Meetings Order and an Authorization Order (each as defined below), originally returnable before the Ontario Superior Court of Justice (Commercial List) (the “Court”) today, have been adjourned to June 7, 2022 at 10:00 a.m.

As announced on May 13, 2022, the Just Energy Entities intend to bring motions before the Court for (i) an Order (the “Meetings Order”) that, among other things, approves of the holding of certain creditors’ meetings to consider and vote on a resolution approving the Just Energy Entities’ proposed plan of arrangement, and (ii) an Order (the “Authorization Order”) that, among other things, approves of the execution by the applicable Just Energy Entities of a plan support agreement and backstop commitment letter, copies of which are available on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on Just Energy’s website at https://investors.justenergy.com/.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group, Hudson Energy, Interactive Energy Group, Tara Energy, and Terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, without limitation, statements with respect to the CCAA proceedings. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under the CCAA and similar legislation in the United States; the outcome of any potential litigation with respect to the February 2021 extreme weather event in Texas (the “Weather Event”), the final amount received by the Company with respect to the financing mechanisms to recover certain costs incurred during the Weather Event, the outcome of any invoice dispute with the Electric Reliability Council of Texas; the Company’s discussions with key stakeholders regarding the CCAA proceedings, a restructuring and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at investors.justenergy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Michael Carter
Just Energy, Chief Financial Officer
Phone: 905-670-4440
pr@justenergy.com

Court-appointed Monitor
FTI Consulting Canada Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc